Filed by: CONSOL Energy, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2(b) and Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Arch Resources, Inc.

Commission File Number: 001-13105

CONSOL ENERGY + ARCH RESOURCES

Merger of Equals to Create Core Natural Resources – A Premier North American Natural Resource Company Focused on Global Markets

BEST-IN-SECTOR OPERATING PLATFORM ANCHORED BY WORLD-CLASS LONGWALL MINES

Core Natural Resources will operate a diverse portfolio of mines with expanded access to growing global export markets via a highly developed logistics network



Vancouver
Black Thunder
Coal Creek
West Elk
Long Beach
Houston
New Orleans
CMT
DTA
Bailey
Beckley
Enlow Fork
Harvey
Itmann
Leer
Leer South
Mountain Laurel
CONSOL Marine Terminal ("CMT")
Dominion Terminal Associates ("DTA") (35% interest)
Core Natural Resources headquarters
Accessible terminal capacity

PRO FORMA KEY STATISTICS

11 mines anchored by **8** longwalls

2 marine export terminals

~101mm 2023 total tons sold

~12Mtpa met coal production

~25Mtpa owned terminal capacity

FACILITATING INCREASED ACCESS AND PENETRATION INTO GLOBAL MARKETS

~23mm

Total tons exported globally in 2023

PRO FORMA 2023 SEABORNE MET AND INDUSTRIAL SHIPMENTS BY REGION

~74%	14%	~8%	~4%
Asia	Europe	South America	Africa



Jimmy Brock
Chairman and CEO | CONSOL Energy

"We are excited to bring our companies together to create a new industry leader that is ideally positioned to meet the rising demand for critical resources and energy around the world. Our assets are highly complementary, resulting in increased diversification across coal types, end uses, and geographies. In addition, Core Natural Resources is expected to have a strong balance sheet, ample liquidity, and robust free cash flow to deliver industry-leading capital returns. We look forward to working closely together to continue meeting the world's steel, infrastructure, and energy needs that are so critical to our everyday lives and to capture the significant benefits and long-term value we believe this merger will create for our stockholders, employees, customers, and the communities in which we live and operate."



Paul Lang
CEO | Arch Resources

"This merger will join two proven leadership teams and best-in-sector operating platforms to establish a premier North American coal producer with worldwide reach and world-class mining and logistics capabilities. Core Natural Resources will enjoy the benefits of CONSOL's growing seaborne thermal business focused on industrial applications coupled with Arch's significant exposure to attractive global metallurgical coal markets. Together, we expect to realize meaningful operating synergies through the optimization of support functions, greatly enhanced marketing opportunities, and a significantly expanded logistics network, which will enhance our ability to deliver coal reliably and efficiently to our global customers. Importantly, both companies are driven by a deep commitment to safety, environmental and social stewardship and operating excellence, and we will continue to build around these commitments as we work to deliver superior value to stockholders."

COMPELLING COMBINED OPERATIONAL AND FINANCIAL PROFILE1 $~5.7bn Pro forma 2023 Revenue ~$1.4bn Pro forma 2023 FCF generation2,4 ~$1.8bn Pro forma 2023 Adjusted EBITDA2,3 ~$1.8bn Capital returns in 2022 and 2023 combined $110mm – $140mm Of annual cost savings and operational synergies expected within six-18 months following the close ~$260mm ~$900mm Pro forma net cash5 Pro forma liquidity1 position as of 6/30/2024 as of 6/30/2024 Expected to Generate Substantial Free Cash Flow to Fuel Robust Capital Returns to Core Natural Resources’ Stockholders, Supported by a Strong Balance Sheet and a Pro Forma Net Cash Position TRANSACTION SUMMARY Structure Pro Forma Leadership Board of Directors Ownership Mr. Brock to serve as All-stock merger 8-member Board of equals CONSOL stockholders: Executive Chairman 4 directors selected by Each share of Arch 55% Mr. Lang to serve CONSOL, including Arch stockholders: 45% as CEO Mr. Brock common stock to be exchanged for 1.326 Mr. Thakkar to serve as 4 directors selected by shares of CONSOL President and CFO Arch, including Mr. Lang common stock Mr. Navarre to serve as and Mr. Navarre Lead Independent Director Headquarters Timing / Approvals Dividend / Share Repurchase Canonsburg, PA Expected close by end of Q1 2025 Pending Close Presence in St. Louis Unanimously approved by CONSOL Arch and CONSOL permitted to pay and Arch boards of directors quarterly dividends of up to $0.25 per share; actual dividends subject to Subject to CONSOL and Arch board approval stockholder approvals, regulatory approvals and satisfaction of other CONSOL and Arch share repurchases to be customary closing conditions suspended until transaction is complete

Cautionary Statement Regarding Forward-Looking Information

This communication contains certain “forward-looking statements” within the meaning of federal securities laws. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would” and similar expressions. Forward-looking statements are not statements of historical fact and reflect CONSOL Energy Inc.’s (“CONSOL”) and Arch Resources, Inc.’s (“Arch”) current views about future events. Such forward-looking statements include, without limitation, statements about the benefits of the proposed transaction involving CONSOL and Arch, including future financial and operating results, CONSOL’s and Arch’s plans, objectives, expectations and intentions, the expected timing and likelihood of completion of the proposed transaction, and other statements that are not historical facts, including estimates of coal reserves, estimates of future production, assumptions regarding future coal pricing, planned delivery of coal to markets and the associated costs, future results of operations, projected cash flow and liquidity, business strategy and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this communication will occur as projected, and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite CONSOL and Arch stockholder approvals; the risk that CONSOL or Arch may be unable to obtain governmental and regulatory approvals required for the proposed transaction (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the risk that an event, change or other circumstance could give rise to the termination of the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk of delays in completing the proposed transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of CONSOL’s common stock or Arch’s common stock; the risk of litigation related to the proposed transaction; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the diversion of management time from ongoing business operations and opportunities as a result of the proposed transaction; the risk of adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; the dilution caused by CONSOL’s issuance of additional shares of its capital stock in connection with the proposed transaction; changes in coal prices, which may be caused by numerous factors, including changes in the domestic and foreign supply of and demand for coal and the domestic and foreign demand for steel and electricity; the volatility in commodity and capital equipment prices for coal mining operations; the presence or recoverability of estimated reserves; the ability to replace reserves; environmental and geological risks; mining and operating risks; the risks related to the availability, reliability and cost-effectiveness of transportation facilities and fluctuations in transportation costs; foreign currency, competition, government regulation or other actions; the ability of management to execute its plans to meet its goals; risks associated with the evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions; natural and man-made disasters; civil unrest, pandemics, and conditions that may result from legislative, regulatory, trade and policy changes; and other risks inherent in CONSOL’s and Arch’s businesses.

All such factors are difficult to predict, are beyond CONSOL’s and Arch’s control, and are subject to additional risks and uncertainties, including those detailed in CONSOL’s annual report on Form 10-K for the year ended December 31, 2023, quarterly reports on Form 10-Q, and current reports on Form 8-K that are available on its website at https://investors. consolenergy.com/sec-filings and on the SEC’s website at http://www.sec.gov, and those detailed in Arch’s annual report on Form 10-K for the year ended December 31, 2023, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Arch’s website at https://investor.archrsc.com/ sec-filings/ and on the SEC’s website at http://www.sec.gov.

Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Neither CONSOL nor Arch undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication is not intended to be, and shall not constitute, an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, CONSOL intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Arch and CONSOL and that will also constitute a prospectus of CONSOL. Each of Arch and CONSOL may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that Arch or CONSOL may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Arch and CONSOL. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT ARCH, CONSOL AND THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about Arch, CONSOL and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www. sec.gov. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by Arch may be obtained free of charge on Arch’s website at https://investor.archrsc.com/sec-filings/ or, alternatively, by directing a request by mail to Arch’s Corporate Secretary at One CityPlace Drive, Suite 300, St. Louis, Missouri, 63141. Copies of the registration statement and joint proxy statement/ prospectus (if and when available) and other documents filed with the SEC by CONSOL may be obtained free of charge on CONSOL’s website at https://investors.consolenergy.com/sec-filings or, alternatively, by directing a request by mail to CONSOL’s Corporate Secretary at 275 Technology Drive, Suite 101, Canonsburg, Pennsylvania 15317.

Participants in the Solicitation

Arch, CONSOL and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Arch, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Arch’s proxy statement for its 2024 Annual Meeting of Stockholders, which was filed with the SEC on March 27, 2024, including under the headings “Executive Compensation,” “Director Compensation,” “Equity Compensation Plan Information,” and “Security Ownership of Directors and Executive Officers.” To the extent holdings of Arch common stock by the directors and executive officers of Arch have changed from the amounts of Arch common stock held by such persons as reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”), in each case filed with the SEC, including: the Form 3 filed by George John Schuller on March 19, 2024; and the Forms 4 filed by Pamela Butcher on March 13, 2024, March 18, 2024 and June 17, 2024, James Chapman on March 11, 2024, Paul Demzik on March 5, 2024, John Eaves on March 8, 2024, Patrick Kriegshauser on March 18, 2024 and June 17, 2024, Holly Koeppel on March 18, 2024 and June 17, 2024, Richard Navarre on March 18, 2024, and June 17, 2024, George John Schuller on March 21, 2024, Peifang Zhang on March 18, 2024 and June 17, 2024 and John Ziegler on March 8, 2024. Information about the directors and executive officers of CONSOL, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in CONSOL’s proxy statement for its 2024 Annual Meeting of Stockholders, which was filed with the SEC on April 1, 2024, including under the headings “Board of Directors and Compensation Information,” “Executive Compensation Information” and “Beneficial Ownership of Securities.” To the extent holdings of CONSOL common stock by the directors and executive officers of CONSOL have changed from the amounts of CONSOL common stock held by such persons as reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, in each case filed with the SEC, including: the Forms 4 filed by James Brock on May 24, 2024 and July 1, 2024, John Mills on May 9, 2024, Cassandra Chia-Wei Pan on May 9, 2024, Valli Perera on May 9, 2024, Joseph Platt on May 9, 2024 and John Rothka on March 8, 2024. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the registration statement and joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of any of the documents referenced herein from Arch or CONSOL using the sources indicated above.

Non-GAAP Financial Information

This communication includes certain “non-GAAP financial measures” as defined in Regulation G under the Securities Exchange Act of 1934, as amended, including Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow, FCF Conversion, Net Cash and Capital Return Yield. These non-GAAP financial measures are included in this communication as the management of CONSOL and Arch believe such measures are useful to investors in evaluating the companies’ operating performance. CONSOL and Arch may use different methods for calculating these non-GAAP financial measures. These non-GAAP financial measures are not intended to be a substitute for, and should not be considered in isolation from, the financial measures reported in accordance with GAAP by each of CONSOL and Arch in their filings with the SEC.

1.

Calculated as cash & cash equivalents plus current availability of CONSOL Securitization Facility and Revolving Credit Facility less Letters of Credit Outstanding, plus current availability on Arch’s Securitization Facility plus current availability on Arch’s Inventory Facility

2.	Excludes the impact of synergies

3.

Arch defines adjusted EBITDA as net income + income tax expense – net interest income + DD&A + accretion on ARO + nonoperating expenses; CONSOL defines adjusted EBITDA as (i) net income (loss) plus income taxes, interest expense and depreciation, depletion, and amortization, as adjusted for (ii) certain non-cash items, such as stock-based compensation and loss on debt extinguishment

4.	Free Cash Flow (“FCF”) is a non-GAAP financial measure and is defined as Adjusted EBITDA – CapEx

5.	Defined as cash, cash equivalents and short-term investments – total debt